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                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                               IKOS Systems, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

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                                                     Filed by Ikos Systems, Inc.
                   Pursuant to Rule 14a-12of the Securities Exchange Act of 1934
                                             Subject Company: Ikos Systems, Inc.
                                                   (Commission File No. 0-18623)

Editorial Contact:

Company
Joseph Rockom
Chief Financial Officer
(408) 284-8514

FOR IMMEDIATE RELEASE

                   IKOS SYSTEMS REPORTS THIRD-QUARTER RESULTS

SAN JOSE, Calif., July 18, 2001--IKOS Systems, Inc. (Nasdaq:IKOS), a leading provider of high-performance, hardware-assisted design verification solutions, today announced final results for the third quarter ended June 30, 2001. The company announced its revised outlook for the third quarter on July 2, 2001.

Third-quarter revenues were $11.1 million, compared with $18.4 million for the third quarter of fiscal 2000. Net loss for the quarter was $5.2 million, or a loss of $0.57 per diluted share, compared with net income of $2.3 million and diluted earnings per share of $0.23 for the year-ago quarter.

Overall product revenues for the third quarter were $5.3 million, compared with $13.9 million for the same quarter last year. Maintenance revenues were $5.8 million, up from $4.6 million for the third quarter of 2000.

For the nine months ended June 30, 2001, revenues were $49.5 million, compared with $50.6 million for the same period of fiscal 2000. Net loss for the nine-month period was $2.4 million, or a loss of $0.26 per diluted share, compared with net income of $5.0 million, or $0.52 per diluted share, for the same period last year.

On July 2, 2001, IKOS jointly announced with Synopsys, Inc. (Nasdaq:SNPS) that the two companies had signed a merger agreement providing for the acquisition by Synopsys of all outstanding shares of IKOS. Completion of the merger is targeted for August 2002, in order to ensure Synopys' full compliance with the terms of a five-year non-competition agreement arising from the June 1997 sale of its prior emulation technology.

"We are disappointed with the continued weakness in our business due to economic factors," said Ramon Nunez, president and chief executive officer. "While we expect that these factors will continue to affect our customers' budgets, limit our visibility and impact our fourth-quarter results, we believe that the long-term need for advanced emulation equipment in the EDA sector remains intact. And, with very positive initial customer feedback on our latest generation of emulators, we'll be ready to leverage our product strength when the economy and our customers' businesses recover."

Continued Nunez, "Furthermore, we're excited by the prospect of joining with Synopsys in the merger planned for completion in August 2002. Through this agreement, we envision a unique opportunity to integrate our portfolio of hardware-assisted platforms with Synopsys' best-in-class software solutions, in order to grow together as a leading provider of verification solutions for complex system-on-chip (SoC) applications."

IKOS management plans to conduct a teleconference with investors today at 1:30 p.m. PT / 4:30 p.m. ET. This call will be Webcast live for all investors and archived for 30 days at http://www.ikos.com. In addition, a telephone replay will be available for one week at (703) 326-3020, code #5363875.

ABOUT IKOS

IKOS Systems, Inc. is a technology leader in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. The company's mission is to help customers realize their high-complexity electronic systems through innovative design verification solutions. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and

India, and a distribution network throughout Asia-Pacific and Israel. The corporate headquarters is located at 79 Great Oaks Boulevard, San Jose, CA, 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, current economic conditions, continued acceptance and development of the company's existing and new products, increased levels of competition for the company, new products and technological changes, the company's dependence upon third-party suppliers, intellectual property rights, achievement of cost controls, consummation of the company's proposed merger with Synopsys and other risks detailed from time-to-time in the company's periodic reports filed with the Securities and Exchange Commission.

                        - Financial Statements Attached -

                                IKOS SYSTEMS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)



                                                             Three Months Ended           Nine Months Ended
                                                          -----------------------      -----------------------
                                                          June 30,       July 1,       June 30,       July 1,
                                                           2001            2000          2001           2000
                                                          --------       --------      --------       --------
Net revenues

    Product ........................................      $  5,271       $ 13,876      $ 33,453       $ 37,328
    Maintenance ....................................         5,789          4,567        16,026         13,319
                                                          --------       --------      --------       --------
      Total net revenues ...........................        11,060         18,443        49,479         50,647

Cost of revenues

    Product ........................................         2,713          2,834         8,964          7,995
    Maintenance ....................................         1,021          1,102         3,301          3,340
                                                          --------       --------      --------       --------
      Total cost of revenues .......................         3,734          3,936        12,265         11,335
                                                          --------       --------      --------       --------
      Gross profit .................................         7,326         14,507        37,214         39,312

Operating expenses:
    Research and development .......................         4,359          4,198        13,419         11,405
    Sales and marketing ............................         6,459          6,161        20,959         17,842
    General and administration .....................         2,818          1,231         5,864          3,572
    Amortization of intangibles ....................            42             42           126            167
                                                          --------       --------      --------       --------
      Total operating expenses .....................        13,678         11,632        40,368         32,986
                                                          --------       --------      --------       --------
Income (loss) from operations ......................        (6,352)         2,875        (3,154)         6,326

Interest and other  income .........................           687            198         1,298            389
                                                          --------       --------      --------       --------

Income (loss) before provision for income taxes ....        (5,665)         3,073        (1,856)         6,715
Provision for income taxes .........................          (475)           770           500          1,675
                                                          --------       --------      --------       --------
      Net income (loss) ............................      ($ 5,190)      $  2,303      ($ 2,356)      $  5,040
                                                          ========       ========      ========       ========

Basic net income (loss) per share ..................      ($  0.57)      $   0.27      ($  0.26)      $   0.59
                                                          ========       ========      ========       ========

Common and common equivalent shares used
    in computing per share amounts .................         9,053          8,611         8,927          8,520
                                                          ========       ========      ========       ========

Dilutive net income (loss) per share ...............      ($  0.57)      $   0.23      ($  0.26)      $   0.52
                                                          ========       ========      ========       ========

Common and common equivalent shares used
    in computing per share amounts .................         9,053          9,897         8,927          9,781
                                                          ========       ========      ========       ========

                               IKOS SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per-share amounts)


                                                                       June 30,      September 30,
                                                                          2001            2000
                                                                      -----------    -------------
                                                                      (Unaudited)
                                     ASSETS

Current assets:
     Cash and cash equivalents ..................................      $  9,344       $ 12,032
     Short-term investments .....................................         7,809          7,771
     Accounts receivable (net of allowances for
        doubtful accounts of $827 and $645, respectively) .......        11,343         19,716
     Inventories ................................................         8,527          3,997
     Prepaid expenses and other assets ..........................         1,048            578
                                                                       --------       --------
           Total current assets .................................        38,071         44,094

     Equipment and leasehold improvements
        Office and evaluation equipment .........................         6,305          6,782
        Machinery and equipment .................................         7,626         11,487
        Leasehold improvements ..................................         3,142          2,640
                                                                       --------       --------
                                                                         17,073         20,909
           Less allowances for depreciation and amortization ....        (9,549)       (14,534)
                                                                       --------       --------
                                                                          7,524          6,375
     Intangible assets (net of amortization of
        $1,051 and $924, respectively) ..........................           757            883
     Other assets ...............................................         1,100            653
                                                                       --------       --------
                                                                       $ 47,452       $ 52,005
                                                                       ========       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable ..............................................      $   --         $  1,809
     Accounts payable ...........................................         5,021          5,446
     Accrued payroll and related expenses .......................         3,811          3,549
     Accrued commissions ........................................           393          2,094
     Income taxes payable .......................................           368          3,252
     Other accrued liabilities ..................................         2,048          2,511
     Deferred revenues ..........................................        11,754          8,388
                                                                       --------       --------
           Total current liabilities ............................        23,395         27,049

Accrued rent ....................................................           545             92
Commitments
Stockholders' equity:
     Preferred stock, $.01 par value; 10,000 shares
        authorized, none issued and outstanding .................          --             --
     Common stock, $.01 par value; 50,000 shares
        authorized, 9,059 and 8,797 shares
        issued and 9,059 and 8,778 outstanding, respectively ....            90             88
     Additional paid-in capital .................................        59,076         57,791
     Treasury stock, at cost, no shares in
        2001 and 19 in 2000 .....................................          --             (126)
     Accumulated adjustments to comprehensive income ............        (1,251)          (842)
     Accumulated deficit ........................................       (34,403)       (32,047)
                                                                       --------       --------
           Total stockholders' equity ...........................        23,512         24,864
                                                                       --------       --------
                                                                       $ 47,452       $ 52,005
                                                                       ========       ========

Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a proxy statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.